EXHIBIT 99.1

Magal Introduces its new Access Control Product:
Symphony Access Control
YEHUD, Israel – May 6, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS), a world leader in video management and perimeter intrusion detection solutions, announced the release of its new access control product, which is a module incorporated into its Symphony product: Symphony by Senstar (Magal's wholly owned North American subsidiary).
The access control capabilities added to Symphony is an open software solution, designed to support the security industry's most trusted brands of access control and intrusion hardware. Available as an extension to the Symphony Analytics and Video Management Software (VMS), the module provides a full set of access control functions, including enrollment, scheduling, monitoring, and reporting.
"Our continued research and new product development ensures that Magal remains competitive and is able to meet the fast evolving security needs of our customers throughout the world," said Dror Sharon, CEO of Magal. "Senstar's new Access Control product further broadens our product range and solutions, and is synergistic with our existing offerings.  Our strategy remains to continue building on our success as one of the industry's most trusted and reliable security providers."

About Magal
Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Since 1969, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under some of the most challenging conditions.
For more information:

Magal Security Systems Ltd. Dror Sharon, CEO Tel: +972 3 539 1421 Assistant: Ms. Diane Hill E-mail: dianeh@magal-s3.com	GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) +1-646-688-3559 E-mail: magal@gkir.com